Filed by The J. M. Smucker Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: The Procter & Gamble Company
Commission File No.: 001-00434
This transcript of the video presentation to employees of The J. M. Smucker Company made available on the company intranet beginning on Wednesday, June 4, 2008 is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Employee Announcement Video Script

RICHARD SMUCKER:	GOOD MORNING. TIM AND I ARE PLEASED TO BE ABLE TO SHARE WITH YOU SOME TRULY EXCITING NEWS THIS MORNING. BUT BEFORE WE GET TO OUR SPECIAL ANNOUNCEMENT WE WANTED TO TAKE A MOMENT TO THANK YOU FOR YOUR COMMITMENT TO OUR BASIC BELIEFS AND OUR CORPORATE STRATEGY.

IT IS YOUR DEDICATION, OUTSTANDING EFFORTS AND COMMITMENT TO CONSUMERS, AS WELL AS EACH OTHER, THAT CONTINUES TO SERVE AS THE FOUNDATION FOR OUR SUCCESS AND IT IS ALSO WHAT MAKES IT POSSIBLE FOR THE COMPANY TO CAPITALIZE ON OPPORTUNITIES WHEN THEY ARISE.
TIM SMUCKER:	THIS MORNING WE ANNOUNCED A TRULY LANDMARK TRANSACTION THAT BRINGS ONE OF AMERICA’S BEST KNOWN BRANDS INTO THE SMUCKER FAMILY AND BUILDS ON OUR COMPANY’S CONTINUED STRATEGIC GROWTH. WE HAVE REACHED AN AGREEMENT WITH PROCTER & GAMBLE TO MERGE THE FOLGERS COFFEE BUSINESS INTO SMUCKER IN AN ALL STOCK “REVERSE MORRIS TRUST” TRANSACTION.

THIS IS A SIGNIFICANT GROWTH MILESTONE FOR SMUCKER AND IS CLEARLY ALIGNED WITH OUR STRATEGY OF OWNING AND MARKETING NUMBER ONE FOOD BRANDS IN NORTH AMERICA. FOLGERS IS AN ICONIC AMERICAN BRAND AND THE NUMBER ONE RETAIL COFFEE BRAND WITH MORE THAN $1.8 BILLION IN SALES. IT IS SMUCKER’S TENTH NUMBER ONE BRAND AND OUR FIRST BILLION DOLLAR BRAND.
RICHARD SMUCKER:	AND JUST LIKE SMUCKER, FOLGERS HAS A RICH HISTORY AND HERITAGE. FOLGERS WAS FOUNDED IN 1850. OVER THE YEARS FOLGERS HAS CREATED SOME OF THE MOST MEMORABLE MARKETING AND ADVERTISING MESSAGESS INCLUDING THE WELL-KNOWN TAGLINE “THE BEST PART OF WAKIN UP IS FOLGERS IN YOUR CUP.”

AS YOU WELL KNOW, OUR COMPANY AND PEOPLE ARE ABOUT MORE THAN MAKING AND MARKETING PRODUCTS. INDEED, AT SMUCKER OUR PURPOSE IS TO HELP FAMILIES SHARE MEMORABLE MEALS AND MOMENTS. THE SMUCKER FAMILY OF BRANDS IS A TRUSTED PART OF EVERYDAY MEALS, CASUAL GET-TOGETHERS AND SPECIAL OCCASIONS — ALL OF WHICH FOSTER FAMILY CONNECTIONS AND LASTING MEMORIES.
TIM SMUCKER:	FOLGERS IS UNDOUBTEDLY A PERFECT FIT IN OUR FAMILY OF BRANDS. THIS POWERFUL COMBINATION PROVIDES US WITH INCREASED SIZE AND SCALE THAT WILL BENEFIT ALL OUR BUSINESSES, POSITION US FOR FUTURE GROWTH AND DELIVER LONG-TERM SHAREHOLDER VALUE. OUR COMBINED PORTFOLIO WILL DELIVER APPROXIMATELY $5 BILLION IN THE FIRST FULL YEAR OF OWNERSHIP AND PRESENTS GREATER OPPORTUNITIES FOR MULTI-BRAND MERCHANDISING, NEW PRODUCT DEVELOPMENT AND CONTINUED INVESTMENT IN OUR CORE BRANDS.

BRINGING FAMILIES TOGETHER IS BEST ACCOMPLISHED BY EMPLOYEES WHO FEEL LIKE FAMILY THEMSELVES. WE WANT TO EMPHASIZE THAT WE WILL CONTINUE TO FOCUS ON MAINTAINING BOTH OUR BASIC BELIEFS OF QUALITY, PEOPLE, ETHICS, GROWTH AND INDEPENDENCE AND OUR COMMITMENT TO EACH OTHER. OUR PURPOSE IS WHAT BRINGS US TO WORK EVERY DAY. OUR STRATEGY IS WHAT GUIDES OUR ORGANIZATION IN A COMMON DIRECTION AND IS THE FRAMEWORK FOR SERVIING OUR CONSUMERS, CUSTOMERS, EMPLOYEES, SUPPLIERS, COMMUNITIES AND SHAREHOLDERS. EACH OF YOU PLAYS AN IMPORTANT ROLE IN PRESERVING OUR CULTURE.
RICHARD SMUCKER:	WE RECOGNIZE THIS HAS AND WILL CONTINUE TO DEMAND A GREAT DEAL OF EFFORT BY MANY PEOPLE THROUGHOUT THE COMPANY AND WE ARE MOVING QUICKLY TO ENSURE WE HAVE ALL THE NECESSARY RESOURCES IN THE RIGHT PLACES. AS WE INTEGRATE THIS BUSINESS EVERY EMPLOYEE’S ROLE WILL BE CRITICAL TO OUR SUCCESS AND WE THANK YOU FOR YOUR ENTHUSIASM AND DEDICATION.

THANK YOU FOR JOINING US IN WELCOMING THE FOLGERS BUSINESS TO THE FAMILY AND IN MARKING THIS EXCITING CHAPTER IN OUR COMPANY’S HISTORY.

Additional Information
In connection with the proposed transaction between Smucker and P&G, Smucker will file a registration statement with the SEC, which will include Smucker’s proxy statement/prospectus. Shareholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov, or by contacting The J. M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838.
Smucker, P&G, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information about the directors and executive officers of Smucker and P&G may be found in their most recent Annual Reports on Form 10-K and definitive proxy statements for their most recent annual meetings of shareholders filed with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available. Smucker documents can be obtained free of charge from the sources indicated above. P&G documents are available free of charge on the SEC’s website and also may be obtained by contacting The Procter & Gamble Company, Shareholder Services Department, PO Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.
The J. M. Smucker Company Forward Looking Information
This communication contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. These include statements regarding estimates of future earnings and cash flows and expectations as to the closing of the transaction. Other uncertainties include, but are not limited to, general economic conditions within the U.S., strength of commodity markets from which raw materials are procured and the related impact on costs, the ability to obtain regulatory and shareholders’ approval without unexpected delays or conditions, integration of the merged businesses in a timely and cost effective manner, retention of supplier and customer relationships and key employees, the ability to achieve synergies and cost savings in the amounts and within the time frames currently anticipated, and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect Smucker are detailed from time to time in reports filed by Smucker with the SEC, including Forms 10-Q, 10-K and 8-K.